Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
Dated May 23, 2014
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012,
and ETF Underlying Supplement dated March 22, 2012)



Structured Investments	HSBC USA Inc. $3,675,000 Contingent Buffered Enhanced Notes (CBEN) Linked to the WisdomTree® Japan Hedged Equity Fund due November 30, 2015

General

- Terms used in this pricing supplement are described or defined herein and in the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. The Notes will have the terms described herein and in the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. **The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment. The Notes will not bear interest.**
- This pricing supplement relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security held by the Reference Asset or as to the suitability of an investment in the Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing November 30, 2015.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.**
- Any payment on the Notes is subject to the Issuer's credit risk.

Key Terms

Issuer:	HSBC USA Inc.
Reference Asset:	WisdomTree® Japan Hedged Equity Fund ("DXJ")
Principal Amount:	$1,000 per Note
Trade Date:	May 23, 2014
Pricing Date:	May 23, 2014
Original Issue Date:	May 29, 2014
Final Valuation Date:	November 24, 2015, subject to adjustment as described herein and in the accompanying ETF Underlying Supplement.
Maturity Date:	November 30, 2015. The Maturity Date is subject to adjustment as described under "Additional Note Terms — Market Disruption Events" in the accompanying ETF Underlying Supplement.
Knock-Out Event:	A Knock-Out Event occurs if on the Final Valuation Date, the Final Price (as defined below) has decreased, as compared to the Initial Price, by a percentage that is more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	20.00%
Contingent Minimum Return:	0.00%
Maximum Cap:	17.50%

Payment at Maturity:

If a Knock-Out Event has occurred, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return})$$

If a Knock-Out Event has occurred, you will lose some or all of your investment. **This means that if the Reference Return is -100.00%, you will lose your entire investment.**

If a Knock-Out Event has not occurred, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Contingent Minimum Return and the Maximum Cap. If a Knock-Out Event has not occurred, your Payment at Maturity per $1,000 Principal Amount will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the Reference Return and (ii) the Contingent Minimum Return. However, the payment will not exceed $1,000 plus the product of (a) $1,000 multiplied by (b) the Maximum Cap. For additional clarification, please see "What is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Asset?" herein.

Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Initial Price:	$47.29, which was the Official Closing Price of the Reference Asset on the Pricing Date.
Final Price:	The Official Closing Price of the Reference Asset on the Final Valuation Date.
Official Closing Price:	The Official Closing Price of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "DXJ UP <EQUITY>" or any successor page on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment by the calculation agent as described under "Additional Note Terms — Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value was calculated on the Pricing Date. See "Selected Risk Considerations — The Estimated Initial Value of the Notes is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
Calculation Agent:	HSBC USA Inc. or one of its affiliates
CUSIP/ISIN:	40433BBM9/US40433BBM90
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 5 of this document and "Risk Factors" beginning on page S-2 of the ETF Underlying Supplement and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying ETF Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates are purchasing the Notes for resale.

The Estimated Initial Value of the Notes as of the Pricing Date is $977 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" above and "Selected Risk Considerations" beginning on page 5 of this document for additional information.

	Price to Public	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000.00	$12.50	$987.50
Total	$3,675,000.00	$45,937.50	$3,629,062.50

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan
Placement Agent
May 23, 2014

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. Although the Note offering relates only to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the ETF Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 5 of this pricing supplement and "Risk Factors" beginning on page S-2 of the ETF Underlying Supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and the ETF Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and the ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm
- The prospectus supplement at: www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
- The prospectus at: www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Summary

The four charts below provide a summary of the Notes, including Note characteristics and risk considerations as well as an illustrative diagram and table reflecting hypothetical returns at maturity. These charts should be reviewed together with the disclosure regarding the Notes contained in this pricing supplement as well as in the accompanying ETF Underlying Supplement, prospectus and prospectus supplement.

The following charts illustrate the hypothetical total return at maturity on the Notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The hypothetical total returns set forth below reflect the Knock-Out Buffer Amount of 20.00%, the Contingent Minimum Return on the Notes of 0.00% and the Maximum Cap of 17.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Note Characteristics	
Reference Asset:	The WisdomTree® Japan Hedged Equity Fund ("DXJ")
Currency:	USD
Knock-Out Buffer Amount:	20%
Contingent Minimum Return:	0%
Maximum Cap:	17.50%
Monitoring:	The Final Valuation Date
Maximum gain:	17.50%
Maximum potential loss:	100%
Maturity:	Approximately one year and six months
Settlement:	Cash

- **Appreciation Potential:**
  The notes provide the opportunity to participate in the appreciation of the Reference Asset at maturity up to the Maximum Cap. If the Final Price does not decrease, as compared to the Initial Price, by more than the Knock-Out Buffer Amount, you will receive a payment that is at least equal to the Contingent Minimum Return.

- **No Guaranteed Return of Principal:**
  Full principal at risk if a Knock-Out Event occurs.

Hypothetical Total Return on the Notes

Summary Selected Risk Considerations (see page 5)

We urge you to read "Selected Risk Considerations" herein and "Risk Factors" beginning on page S-2 of the ETF Underlying Supplement and page S-3 of the prospectus supplement. Investing in the Notes is not equivalent to investing directly in the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying ETF Underlying Supplement, prospectus supplement and prospectus.

- Your investment in the Notes may result in a loss.
- The amount payable on the Notes is not linked to the price of the Reference Asset at any time other than on the Final Valuation Date.
- Your maximum gain on the Notes is limited to the Maximum Cap.
- The Notes are subject to the credit risk of HSBC USA Inc.
- Suitability of the Notes for investment.
- The Estimated Initial Value of the Notes is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.
- The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.
- If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.
- There is limited anti-dilution protection.
- The value of shares of the Reference Asset may not completely track the value of the underlying index.
- Management risk.
- No interest or dividend payments or voting rights.
- The Notes are subject to risks associated with Japanese equity securities.
- The value of the Notes may decrease due to changes in the U.S. dollar/Japanese yen exchange rate.
- The Notes are subject to currency hedge risk.
- The Notes lack liquidity.
- Potential conflicts.
- The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.
- Many economic and market factors will impact the value of the Notes.

Hypothetical Reference Return	Hypothetical Total Return on the Notes
80.00%	17.50%
70.00%	17.50%
50.00%	17.50%
40.00%	17.50%
30.00%	17.50%
20.00%	17.50%
17.50%	**17.50%**
10.00%	10.00%
5.00%	5.00%
4.00%	4.00%
3.00%	3.00%
1.00%	1.00%
0.00%	**0.00%**
-5.00%	**0.00%**
-10.00%	**0.00%**
-15.00%	**0.00%**
-20.00%	**0.00%**
-30.00%	-30.00%
-40.00%	-40.00%
-50.00%	-50.00%
-60.00%	-60.00%
-80.00%	-80.00%
-100.00%	-100.00%

If a Knock-Out Event occurs, you will lose 1% of your Principal for each 1% that the Final Price is less than the Initial Price.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The Notes provide the opportunity to participate in the appreciation of the Reference Asset at maturity up to the Maximum Cap on the Notes of 17.50%, or a maximum Payment at Maturity of $1,175 for every $1,000 Principal Amount. *If a Knock-Out Event has not occurred,* you will receive at maturity at least the Principal Amount of the Notes. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **THE CONTINGENT MINIMUM RETURN APPLIES ONLY IF A KNOCK-OUT EVENT HAS NOT OCCURRED** — *If a Knock-Out Event has not occurred,* you will receive at least the Principal Amount at maturity even if the Final Price is below the Initial Price. *If a Knock-Out Event has occurred,* you will lose 1.00% of your Principal Amount for every 1.00% that the Final Price is less than the Initial Price. If the Reference Return is -100.00%, you will lose your entire investment.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes as pre-paid executory contracts with respect to the Reference Asset. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

  Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Reference Asset (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the Notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the Original Issue Date of the Note at fair market value and sold them at fair market value on the Maturity Date (if the Note was held until the Maturity Date) or on the date of sale or exchange of the Note (if the Note was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Note).

  Although the matter is not clear, there exists a substantial risk that an investment in the Notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Note over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the Original Issue Date of such Note for an amount equal to the "issue price" of the Note and, upon the date of sale, exchange or maturity of the Note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Note). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

  We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

  Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

  For a further discussion of the U.S. federal income tax consequences related to the Notes, please see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the component securities of the Reference Asset. These risks are explained in more detail in the "Risk Factors" sections of the accompanying ETF Underlying Supplement and prospectus supplement.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset, subject to the Maximum Cap and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Reference Return is positive or negative. If the Final Price of the Reference Asset decreases, as compared to the Initial Price, by a percentage that is more than the Knock-Out Buffer Amount of 20.00%, a Knock-Out Event will have occurred, and you will be fully exposed to any decline in the Reference Asset and will not be entitled to receive the benefit provided by the Contingent Minimum Return on the Notes. Under these circumstances, you will lose 1.00% of the Principal Amount of your investment for every 1.00% decline of the Final Price as compared to the Initial Price. **IF A KNOCK-OUT EVENT OCCURS, YOU MAY LOSE UP TO 100% OF YOUR INVESTMENT**.

- **THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE PRICE OF THE REFERENCE ASSET AT ANY TIME OTHER THAN ON THE FINAL VALUATION DATE** — The Final Price will be based on the Official Closing Price of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Asset appreciates during the term of the Notes other than on the Final Valuation Date but then drops on the Final Valuation Date to a price that is less than the Initial Price, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the stated maturity date or at other times during the term of the Notes may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on the Final Valuation Date.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM CAP** — If the Final Price is greater than the Initial Price, for each $1,000 Principal Amount you hold, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Cap of 17.50% of the Principal Amount, regardless of the appreciation in the Reference Asset, which may be significantly greater than the Maximum Cap. **YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM CAP.**

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Reference Asset, and therefore, the market value of the Notes.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES IS LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY —** The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC** — The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-

term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **IF HSBC SECURITIES (USA) INC. WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES** — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately six months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **THERE IS LIMITED ANTI-DILUTION PROTECTION** — The calculation agent will adjust the Final Price, for certain events affecting the shares of the Reference Asset, such as stock splits and corporate actions which may affect the price of the Reference Asset. The calculation agent is not required to make an adjustment for every corporate action which affects the shares of the Reference Asset. If an event occurs that does not require the calculation agent to adjust the price of the shares of the Reference Asset, the market price of the Notes and the Payment at Maturity may be materially and adversely affected. See "Additional Notes Terms—Antidilution and Reorganization Adjustments" on page S-54 of the accompanying ETF Underlying Supplement.

- **THE VALUE OF SHARES OF THE REFERENCE ASSET MAY NOT COMPLETELY TRACK THE VALUE OF THE UNDERLYING INDEX** — Although the trading characteristics and valuations of shares of the Reference Asset will usually mirror the characteristics and valuations of the underlying index, the value of the shares of the Reference Asset may not completely track the level of the underlying index. The Reference Asset may reflect transaction costs and fees that are not included in the calculation of the underlying index. Additionally, because the Reference Asset may not actually hold all of the stocks comprising the underlying index but invests in a representative sample of securities which have a similar investment profile as the stocks comprising the underlying index, the Reference Asset may not fully replicate the performance of the underlying index.

- **MANAGEMENT RISK** — The Reference Asset is not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Reference Asset, utilizing a ''passive'' or indexing investment approach, attempts to approximate the investment performance of the underlying index by investing in a portfolio of securities that generally replicate the underlying index. Therefore, unless a specific security is removed from the underlying index, the Reference Asset generally would not sell a security because the security's issuer was in financial trouble. In addition, the Reference Asset is subject to the risk that the investment strategy of the investment adviser may not produce the intended results. Your investment is linked to the Reference Asset, which is an index fund. Any information relating to the underlying index is only relevant to understanding the index that the Reference Asset seeks to replicate.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Reference Asset or shares of the securities held by the Reference Asset would have. In addition, the Reference Asset Issuer and the issuers of the securities held by the Reference Asset will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the price of the Reference Asset and the value of the Notes. Because the return on the Notes will not reflect any dividends paid on the Reference Asset, any positive return on the Notes may be less than the return on a direct investment in the Reference Asset.

- **THE NOTES ARE SUBJECT TO RISKS ASSOCIATED WITH JAPANESE EQUITY SECURITIES.** The Reference Asset tracks the prices of Japanese equity securities. Investments in securities linked to the value of Japanese equity securities involve risks associated with the securities markets in Japan, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in Japan. Also, there is generally less publicly available information about Japanese companies than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and Japanese companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. The prices of securities issued in Japanese markets may be affected by political, economic, financial and social factors in Japan, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

- **THE VALUE OF THE NOTES MAY DECREASE DUE TO CHANGES IN THE U.S. DOLLAR/JAPANESE YEN EXCHANGE RATE.** Although the equity securities that are held by the Reference Asset are traded in Japanese yen, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rate between the U.S. dollar and the Japanese yen. Changes in the exchange rate, however, may also reflect changes in the Japanese economy that in turn may affect the price of the Reference Asset, and therefore your Notes. The amount we pay in respect of your Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this document.

  In addition, and as described in more detail in the section "Description of the Reference Asset," the Reference Asset intends to hedge against fluctuations in the relative value of the Japanese yen against the U.S. dollar by entering into forward currency contracts or currency futures contracts that are designed to offset the Reference Asset's exposure to the Japanese yen. If the U.S. dollar strengthens against the Japanese yen, the price of the Reference Asset will be adversely affected if the hedging strategy does not fully offset the effect of the U.S. dollar strengthening against the Japanese yen, and, in such a scenario, the value of the Notes may be reduced.

- **THE NOTES ARE SUBJECT TO CURRENCY HEDGE RISK.** The underlying index provides exposure to Japanese equity markets, and also seeks to minimize exposure to fluctuations of the exchange rate between the Japanese yen and the U.S. dollar. The Reference Asset seeks investment results that closely correspond to the price and yield performance, before fees and expenses, of the underlying index. In order to track the underlying index, the Reference Asset intends to enter into

forward currency contracts or currency futures contracts that ware designed to reflect the underlying index's attempt to minimize the effect of fluctuations of the currency exchange rate between the Japanese yen and the U.S. dollar. While the Reference Asset and the underlying index are designed and intended to have higher returns when the U.S. dollar strengthens relative to the Japanese yen as compared to a similar unhedged investment, various factors relating to trading in international currencies may prevent the Reference Asset and the underlying index from fully reducing exposure to the risk of the U.S. dollar strengthening relative to the Japanese yen, which may adversely impact the value of the Notes. The Reference Asset and the underlying index are also designed and intended to have lower returns when the U.S. dollar is weakening relative to the Japanese yen. As a result, the weakening of the U.S. dollar relative to the Japanese yen will likely have less of a positive impact on the value of the Notes (as compared to returns of a similar unhedged investment).

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time, if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. The calculation agent is under no obligation to consider your interests as a holder of the Notes in taking any actions that might affect the value of your Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of the Issuer, and in the event that we are unable to pay our obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the actual and expected volatility of the Reference Asset;
  - the time to maturity of the Notes;
  - the dividend rate on the equity securities held by the Reference Asset or comprising the underlying index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events that affect the equity securities held by the Reference Asset or the stock markets generally; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The hypothetical total returns set forth below reflect the Knock-Out Buffer Amount of 20.00%, the Contingent Minimum Return on the Notes of 0.00% and the Maximum Cap of 17.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Reference Return	Hypothetical Total Return on the Notes
80.00%	17.50%
70.00%	17.50%
50.00%	17.50%
40.00%	17.50%
30.00%	17.50%
20.00%	17.50%
17.50%	17.50%
15.00%	15.00%
10.00%	10.00%
5.00%	5.00%
2.00%	2.00%
1.50%	1.50%
0.50%	0.50%
0.00%	**0.00%**
-5.00%	**0.00%**
-10.00%	**0.00%**
-15.00%	**0.00%**
-20.00%	**0.00%**
-30.00%	-30.00%
-40.00%	-40.00%
-50.00%	-50.00%
-60.00%	-60.00%
-70.00%	-70.00%
-80.00%	-80.00%
-90.00%	-90.00%
-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Reference Return is -10.00%. Because a Knock-Out Event has not occurred and the Reference Return of -10.00% is less than the Contingent Minimum Return of 0.00%, the investor benefits from the Contingent Minimum Return and receives a Payment at Maturity of $1,000.00 per $1,000 Principal Amount.

Example 2: The Reference Return is 10.00%. Because a Knock-Out Event has not occurred and the Reference Return of 10.00% is greater than the Contingent Minimum Return of 0.00% but less than the Maximum Cap of 17.50%, the investor receives a Payment at Maturity of $1,100.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times 10.00\%) = \$1,100.00$$

Example 3: The Reference Return is 30.00%. Because a Knock-Out Event has not occurred and the Reference Return of 30.00% is greater than the Maximum Cap of 17.50% the investor receives a Payment at Maturity of $1,175.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times 17.50\%) = \$1,175.00$$

Example 4: The Reference Return is -30.00%. Because a Knock-Out Event has occurred, and the Reference Return is -30.00%, the investor is exposed to the performance of the Reference Asset and receives a Payment at Maturity of $700.00 per $1,000.00 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times -30.00\%) = \$700.00$$

Description of the Reference Asset

The WisdomTree® Japan Hedged Equity Fund

This pricing supplement is not an offer to sell and it is not an offer to buy shares of the Reference Asset. All disclosures contained in this pricing supplement regarding the Reference Asset are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the information about the Reference Asset that is contained in this pricing supplement. You should make your own investigation into the Reference Asset.

We have derived the following information from publicly available documents published by WisdomTree Trust ("WTT"), a registered investment company. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with WTT, and WTT will have no obligations with respect to the Notes.

The Reference Asset is an investment portfolio maintained and managed by WTT. Wisdom Tree Asset Management, Inc. ("WTAM") is currently the investment adviser to the Reference Asset, and Mellon Capital Management Corporation is the sub-adviser to the Reference Asset. The Reference Asset trades on the NYSE Arca, Inc. under the ticker symbol "DXJ."

WTT is a registered investment company that consists of numerous separate investment portfolios, including the Reference Asset. Information provided to or filed with the SEC by WTT under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-132380 and 811-21864, respectively, through the SEC's website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information. None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this document.

Investment Strategy

The Reference Asset seeks investment results that closely correspond to the price and yield performance, before fees and expenses, of the WisdomTree® Japan Hedged Equity Index (the "Underlying Index"). The Underlying Index seeks to provide returns based on the performance of Japanese equity securities, while mitigating or "hedging" against fluctuations between the value of the Japanese yen and the U.S. dollar. As of April 25, 2014, the Reference Asset's holdings represented the following principal sectors: Industrials, Consumer Discretionary, Information Technology and Healthcare.

The Reference Asset employs a "passive management" – or indexing – investment approach designed to track the performance of the Underlying Index, as described below. The Reference Asset generally uses a "representative sampling" strategy to achieve its investment objective, meaning it generally will invest in a sample of securities in the Underlying Index whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the Underlying Index as a whole. Under normal circumstances, at least 95% of the Reference Asset's total assets (exclusive of collateral held from securities lending) will be invested in component securities of the Underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities. The Reference Asset also may invest its assets in cash and cash equivalents, as well as in shares of other investment companies, forward contracts, futures contracts, options on futures contracts, options and swaps.

To the extent the Underlying Index concentrates (i.e., holds 25% or more of its total assets in the securities of a particular industry or group of industries), the Reference Asset will seek to concentrate its investments to approximately the same extent as the Underlying Index.

Hedging of Currency Risk

The Reference Asset intends to enter into forward currency contracts or futures contracts designed to offset the Reference Asset's exposure to the Japanese yen. A forward currency contract is a contract between two parties to buy or sell a specific currency in the future at an agreed upon exchange rate. A foreign currency futures contract is a contract involving an obligation to deliver or acquire the specified amount of a specific currency, at a specified price and at a specified future time. The amount of forward contracts and futures contracts in the Reference Asset is based on the aggregate exposure of the Reference Asset and the Underlying Index to the Japanese yen. While this approach is designed to minimize the impact of currency fluctuations on the Reference Asset's returns, it does not necessarily eliminate the Reference Asset's exposure to the yen. The return of the forward currency contracts and currency futures contracts may not perfectly offset the actual fluctuations between the yen and the U.S. dollar.

The Underlying Index

The Underlying Index is a designed to measure the performance of the dividend-paying segment of the Japan stock market, while minimizing exposure to the Japanese yen fluctuations relative to the U.S. dollar. The Underlying Index consists of dividend-paying companies incorporated in Japan and traded on the Tokyo Stock Exchange that derive less than 80% of their revenue from sources in Japan. By excluding companies that derive 80% or more of their revenue from Japan, the Underlying Index is concentrated on dividend-paying companies with a more significant non-Japan revenue base. The companies included in the Underlying Index typically have greater exposure to the value of global currencies and, in many cases, their business prospects historically have improved when the value of the Japanese yen has declined and have weakened when the value of the Japanese yen has increased. Constituent securities are weighted based on dividends paid over the prior annual cycle. The Underlying Index tracks the performance of the WisdomTree® Japan Dividend Index (the "WT

Japan Dividend Index") absent the effect of the fluctuation of the Japanese Yen against the U.S. dollar. The Underlying Index is calculated in U.S. dollars and published daily on Bloomberg under the ticker symbol "WTIDJH <Index>." The Underlying Index was established with a base value of 100 on February 1, 2010.

Wisdom Tree Investments, Inc. ("WTI"), as index provider, currently uses Standard & Poor's Global Industry Classification Standards ("S&P GICS") to define companies in each sector. The following sectors are currently included in the Underlying Index: consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecommunication services, and utilities.

Objectives and Guiding Principles of the Underlying Index

The selection and weighting methodology of the Underlying Index are identical to those of the WT Japan Dividend Index, as described below. The Underlying Index is designed to remove from index performance the impact of changes to the value of the Japanese yen relative to the U.S. dollar. In this sense, the Underlying Index attempts to "hedge" against fluctuations in the relative value the Japanese yen against the U.S. dollar. The Underlying Index is designed to have higher returns than the WT Japan Dividend Index when the yen is weakening relative to the U.S. dollar. Conversely, the Underlying Index is designed to have lower returns than the WT Japan Dividend Index when the yen is rising relative to the U.S. dollar.

Calculation of the Underlying Index

The Underlying Index hedges the currency effects of the WT Japan Dividend index and is calculated as follows:

$$Tracked\ Index_1 = WT\ Japan\ Dividend\ Index_0 * \left(\frac{WT\ Japan\ Dividend\ Index_1}{WT\ Japan\ Dividend\ Index_0} + HedgeRet_1\right)$$

$$HedgeRet_1 = \frac{SpotRate_{m0}}{ForwardRate_{m0}} - \frac{SpotRate_{m0}}{SpotRate_{md} + \left(\frac{D-d}{D}\right)*(ForwardRate_{md} - SpotRate_{md})}$$

Where:

- Forward Rate = WM/Reuters one-month forward rate in Japanese yen per U.S. dollar (as published by the WM Company to reflect the spot rate in Japanese yen per U.S. dollar one month in the future);

- Spot Rate = spot rate in Japanese yen per U.S. dollar;

- m=month, d= 1, 2, 3,... D calendar days (i.e., md is day d for month m and $m0$ is the last day of month $m-1$). D=Total number days in month.

Membership Criteria
The Underlying Index consists only of companies that:

- meet the minimum liquidity requirements established by WTI, including the requirement that shares of such component companies must have traded at least 250,000 shares per month for each of the six months preceding the annual screening date;
- are incorporated in Japan;
- list their shares on the Tokyo Stock Exchange;
- have paid at least $5 million in cash dividends on common stock shares in the annual cycle prior to the annual reconstitution;
- have a market capitalization of at least $100 million on the annual screening date; and
- have an average daily dollar volume of at least $100,000 for three months preceding the annual screening date.

Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. ADRs, GDRs and EDRs, limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible.

Weighting of the Underlying Index

The Underlying Index is a modified capitalization-weighted index that employs a weighting formula designed to reflect the effect that dividends play in the total return of the Underlying Index. The initial weight of an index component at the annual reconstitution, the "Cash Dividend Factor," is derived by multiplying the U.S. dollar value of the company's annual dividend per share by the number of common shares outstanding for that company. The Cash Dividend Factor is calculated for every index component and then summed. Each component's weight is equal to its Cash Dividend Factor divided by the sum of all Cash Dividend Factors for all the components in the WT Japan Dividend Index, and is set immediately after the close of trading on the third Wednesday of June. New component weights take effect before the opening of trading on the first Monday following the third Friday of June (the "International Reconstitution Date"). Special dividends are not included in the weights computation.

The WT Japan Dividend Index is modified, and all other components in the WT Japan Dividend Index are rebalanced at the close of the current calendar quarter should the following occur:

- if any company achieves a weighting equal to or greater than 24.0% of the WT Japan Dividend Index, its weighting will be reduced to 20.0%; or

- if the "collective weight" of index components whose individual current weights equal or exceed 5.0% of the WT Japan Dividend Index, when added together, equal or exceed 50.0% of the WT Japan Dividend Index, the weightings of those component securities will be reduced so that their collective weight equals 40.0% of the WT Japan Dividend Index.

Further iterations of the adjustments may occur until no company or group of companies violate the rules described above.

If any sector achieves a weight equal to or greater than 25% of the WT Japan Dividend Index, the weights of companies will be proportionally reduced to 25% as of the annual screening date. In response to market conditions, sector weights may fluctuate above 25% between annual screening dates.

Calculation of the WT Japan Dividend Index

The WT Japan Dividend index is calculated as follows:

$$\frac{S_i\{S_i P_i E_i\}}{Div}$$

Where:

- S_i = Number of shares in the index for security I;

- P_i = Price of security I;

- E_i = U.S. dollars per Japanese yen; if the security price is in U.S. dollars, E_i = 1; and

- Div = Divisor.

Dividend Treatment

The Underlying Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested in the index securities. Where information is available about both gross and net dividends, the Underlying Index assumes reinvestment of net dividends. Normal dividend payments are reinvested and accounted for in the Underlying Index, while special dividends that are not reinvested in the index require index divisor adjustments to prevent the distribution from distorting the price index.

Multiple Share Classes

In the event that a component company issues multiple classes of shares of common stock, each class of shares will be included in the WT Japan Dividend Index, provided that dividends are paid on those shares. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the WT Japan Dividend Index.

Index Maintenance

Index maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the WT Japan Dividend Index shares and the stock prices of the component companies in the WT Japan Dividend Index. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the WT Japan Dividend Index shares or the stock prices of the component companies in the index. Other corporate actions, such as special dividends and entitlements, may require index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the WT Japan Dividend Index's components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

Component Changes

- *Additions*. Additions will be made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading the International Reconstitution Date. No additions are made between annual reconstitutions.

- *Deletions*. Shares of the following companies will deleted from the WT Japan Dividend Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the WT Japan Dividend Index if:
    - a component company is re-incorporated outside Japan;
    - a component company cancels its dividend payments;
    - a component company files for bankruptcy; or
    - a component company is de-listed or acquired by a company outside of the Underlying Index.

Companies being acquired will be deleted from the Underlying Index immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. If a component company is acquired by another company in the WT Japan Dividend Index for stock, the acquiring company's shares and weight in the Underlying Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.

Component companies that reclassify their shares (i.e., that convert multiple share classes into a single share class) remain in the WT Japan Dividend Index, although index shares are adjusted to reflect the reclassification.

Spin-Offs and Initial Public Offerings

If a company is spun-off from an existing component company and pays a regular cash dividend, it is not allowed into the Underlying Index until the next annual reconstitution, provided it meets all other inclusion requirements described above. If the spin-off shares of publicly traded companies are included with their parent company in the WT Japan Dividend Index, the weights of the parent company and remaining components are adjusted proportionately to reflect the change in the composition. Companies that affect an initial public offering and that pay regular cash dividends and that meet all other index inclusion requirements must wait until the next annual reconstitution to be included in the WT Japan Dividend Index.

Index Divisor Adjustments

Changes in the WT Japan Dividend Index market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the WT Japan Dividend Index's continuity. By adjusting the divisor, the WT Japan Dividend Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described above, or combinations of different types of corporate events and other exceptional cases, WTI reserves the right to determine the appropriate implementation method.

Historical Performance of the Reference Asset

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Asset for each quarter in the period from January 1, 2008 through May 23, 2014. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in U.S. dollars and rounded to the nearest penny. Historical prices of the Reference Asset should not be taken as an indication of its future performance.

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$50.92	$44.97	$48.49
June 30, 2008	$53.18	$47.52	$49.09
September 30, 2008	$48.87	$40.38	$42.35
December 31, 2008	$42.15	$30.54	$39.39
March 31, 2009	$39.00	$28.71	$32.78
June 30, 2009	$39.43	$33.01	$37.97
September 30, 2009	$43.14	$37.23	$40.60
December 31, 2009	$40.60	$37.35	$39.33
March 31, 2010	$42.85	$39.68	$42.24
June 30, 2010	$43.06	$35.57	$35.64
September 30, 2010	$37.19	$34.45	$36.02
December 31, 2010	$38.84	$34.37	$38.17
March 31, 2011	$41.22	$32.50	$36.87
June 30, 2011	$37.29	$34.29	$36.14
September 30, 2011	$37.13	$31.27	$32.52
December 30, 2011	$33.27	$30.49	$31.34
March 30, 2012	$37.21	$31.36	$36.90
June 29, 2012	$36.78	$30.08	$33.18
September 28, 2012	$33.47	$30.24	$31.62
December 31, 2012	$36.97	$30.70	$36.88
March 31, 2013	$44.29	$36.44	$43.18
June 28, 2013	$53.95	$40.73	$45.61
September 30, 2013	$49.54	$43.75	$47.93
December 31, 2013	$50.84	$45.30	$50.84
March 31, 2014	$50.45	$44.66	$47.34
May 23, 2014*	$48.15	$44.76	$47.29

* This pricing supplement includes information for the second calendar quarter of 2014 for the period from April 1, 2014 through May 23, 2014. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2014.

The graph below illustrates the performance of the Reference Asset from May 23, 2009 through May 23, 2014, based on information from the Bloomberg Professional® service. The Official Closing Price of the Reference Asset on May 23, 2014 was $47.29. **Past performance of the Reference Asset is not indicative of the future performance of the Reference Asset.**

Historical Performance of the Reference Asset



Events of Default and Acceleration

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the business day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Return (including the Final Price). The accelerated Maturity Date will be the third business day following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Additional Terms of the Notes

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates, acting as placement agent, at the price indicated on the cover of this pricing supplement. The placement agents for the Notes will receive a fee that will not exceed $12.50 per $1,000 Principal Amount..

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.